                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934
      For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from ___________ to ___________


      Commission file number 1-12372

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Cytec Employees' Savings and Profit Sharing Plan.

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Cytec Industries Inc.
                        Five Garret Mountain Plaza
                        West Paterson, New Jersey 07424

This Annual Report, including exhibits, contains 19 pages, numbered sequentially, including this cover page. The exhibit index is on page 18.

             Item 4.   REQUIRED INFORMATION


Financial Statements and Exhibits:
                                                                           Page

   Report of Independent Certified Public Accountants                        3
   Financial Statements:
     Statements of Net Assets Available for Benefits
          as of December 31, 2002 and 2001                                   4
     Statements of Changes in Net Assets Available for Benefits
         for the years ended December 31, 2002 and 2001                      5
     Notes to Financial Statements                                           6

   Supplemental Schedules:
      Schedule H, Line 4 (i) -Schedule of Assets Held for Investment
                              Purposes as of December 31, 2002              15

      Schedule H, Line 4 (j) -Schedule of 5% Reportable Transactions
                              for the year ended December 31, 2002          16

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Plan Administrator
     CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN


We have audited the accompanying statements of net assets available for benefits of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets held for investment purposes as of December 31, 2002 and 5% reportable transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Grant Thornton LLP

Edison, New Jersey
May 30, 2003

                     CYTEC EMPLOYEES' SAVING AND PROFIT SHARING PLAN
                     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                As of
                                                             December 31,
                                                             ------------
                                                      2002                 2001
                                                      ----                 ----
Marketable Investments, at Fair Value            $293,011,555          $312,643,060

Loans to Members                                    4,573,196             4,731,820

Receivables:
 Members' Contributions                             1,133,412             1,070,746
 Company Contributions                              5,413,998               430,366
                                                 ------------          ------------
Total Receivables                                   6,547,410             1,501,112

                                                 ------------          ------------
Total Net Assets Available for Benefits          $304,132,161          $318,875,992
                                                 ============          ============


The accompanying Notes are an integral part of these statements.

                   CYTEC EMPLOYEES' SAVING AND PROFIT SHARING PLAN
                         STATEMENTS OF CHANGES IN NET ASSETS
                               AVAILABLE FOR BENEFITS

                                                              Years Ended December 31,
                                                              ------------------------

                                                            2002                  2001
                                                            ----                  ----
Contributions:
   Members                                              $ 14,712,598          $ 14,851,298
   Company                                                10,696,101             5,715,671
                                                        ------------          ------------
Total Contributions                                       25,408,699            20,566,969
                                                        ------------          ------------
Other Receipts:
   Rollover Contributions from Members                       715,019               324,394
    Miscellaneous                                              8,027                 9,407
                                                        ------------          ------------
                                                             723,046               333,801
                                                        ------------          ------------

Interest on Loans to Members                                 363,788               403,954

Earnings:
   Interest and Dividends                                  7,844,722             8,002,897
   Net Depreciation in Fair
      Value of Investments                               (24,944,737)          (54,891,193)
                                                        ------------          ------------
Total Loss on Investments                                (17,100,015)          (46,888,296)
                                                        ------------          ------------

Less: Benefits Principally Paid to Members                24,139,349            32,697,659
                                                        ------------          ------------
Decrease in Net Assets Available
  for Benefits                                           (14,743,831)          (58,281,231)

Net Assets Available for Benefits
  at Beginning of Year                                   318,875,992           377,157,223
                                                        ------------          ------------

Net Assets Available for Benefits
  at End of Year                                        $304,132,161          $318,875,992
                                                        ============          ============

The accompanying Notes are an integral part of these statements.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2002 and 2001


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     (a) BASIS OF PRESENTATION AND ACCOUNTING ESTIMATES
         ----------------------------------------------

     The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("GAAP") as applied to defined contribution plans and in accordance with the terms of the trust agreement. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. These significant estimates include the market values of investments. Actual results could materially differ from those estimates.

     (b) MARKETABLE INVESTMENTS
         ----------------------

     Direct investments by the Cytec Employees' Savings and Profit Sharing Plan Trust ("the Trust") in securities traded on national securities exchanges (solely Cytec Industries Inc. common stock) are valued at the year-end quoted closing market price. The values of other marketable investments and of investments in the Trustee's commingled trust funds are determined by the Trustee based upon estimated market values of the underlying investments held by the "Vanguard" funds.

     The Interest Income Fund is valued at its fair value. The underlying investment contracts provide for both fixed and variable interest rates and return of principal over various periods of time dependent on contract terms. Interest is earned through the date of the final principal payment. The Plan accounts for underlying investments in the interest income fund under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires all derivative instruments, including guaranteed investment contracts ("GIC's") to be recorded in the Statement of Net Assets Available for Benefits at fair value. Changes in the fair value of derivative instruments are recognized periodically in income. The Plan does not hold or issue derivative financial instruments for trading purposes.

     Securities transactions are recorded on the trade date and dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Realized gains and losses on securities transactions are calculated based upon the average cost of the securities sold.

(2)  PLAN DESCRIPTION
     ----------------

     (a) ORGANIZATION
         ------------

     The Plan was established effective January 1, 1994 for the benefit of employees of Cytec Industries Inc. ("Cytec" or "the Company") and employees of its participating subsidiaries. The following is some general information regarding the Plan:

     The purpose of the Plan is to provide eligible employees with the opportunity to accumulate personal savings and to share in the growth and ownership of Cytec through receipt of profit sharing contributions and the allocations of Cytec common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (as amended).

     For a more complete description of the Plan provisions, participants should refer to the Summary Plan Description and Plan Document.

     (b) MEMBERS CONTRIBUTIONS
         ---------------------

     Participating members may contribute to the Plan after the first of the month following their one month anniversary (as defined in the plan), through payroll deductions, 1% to 15% (subject to IRS limitations) of such member's earnings (as defined), on a before-tax basis, an after-tax basis or a combination thereof. Beginning January 2002 members may contribute 1% to 25% (subject to IRS limitations) of earnings.

     Member contributions may be invested in (i) the Interest Income Fund, (ii) Vanguard International Growth Portfolio (of the Vanguard World Fund), (iii) Vanguard LIFEStrategy Portfolios' Growth Portfolio (of the Vanguard STAR
     Fund), (iv) Vanguard LIFEStrategy Portfolios' Conservative Growth Portfolio (of the Vanguard STAR Fund), (v) Vanguard Explorer Fund, (vi) Vanguard Balanced Index Fund, (vii) the Vanguard Index Trust-500 Portfolio and
     (viii) the Cytec Stock Fund. Effective January 1, 2001, the Vanguard Total Bond Market Index Fund and the Vanguard PRIMECAP Fund were added to the list of investment options. The VMMR Prime Portfolio Fund functions as a holding mechanism for forfeitures or other items not yet offset by future sponsor contributions.

     Members may elect to make before-tax contributions which defers federal income taxes (and, generally, similar local and/or state income taxes) on their contributions (subject to IRS limitations) until the withdrawal or distribution of those contributions from the Plan.

     The Plan accepts eligible rollover contributions from eligible members. If a member has been a participant in a plan which meets the requirements of
     Section 401 of the Internal Revenue Code, that member may, within sixty days of receiving a distribution from that previous employer's plan, transfer his or her eligible account balance into the Plan without tax implications.

(c) EMPLOYER CONTRIBUTIONS
    ----------------------

Prior to January 1, 2001, matching contributions were made by the Company in amounts equal to 75% of most members' contributions up to the first 4% of the member's earnings, as defined, ("Matched Contributions"). For a members' contribution exceeding the aforementioned limits ("Unmatched Contributions"), there were no employer matching contributions. To be eligible for a Company matching contribution, a Plan member must have completed one year of service, as defined in the plan.

Beginning January 2001, matching contributions made by the Company are equal to 100% of most salaried members' contributions up to the first 3% of the member's earnings, and 50% of members' contributions up to the next 2% of the member's earnings. Union members continue to receive matching contribution under the pre-January 1, 2001 formula. For a member's contribution exceeding the aforementioned limits ("Unmatched Contributions"), there are no employer contributions. Beginning January 2001, the definition of plan eligible compensation for all employees, for the purposes of employee contributions and matched contributions has changed to "all pay" as defined by the IRS.

In addition to matching contributions, if the Company's net after-tax earnings available to common stockholders meets or exceeds a defined formula, the Company may make an additional profit sharing contribution. Beginning in 2001, the amount of profit sharing is based on the change in fully diluted earnings per share.

To be eligible for a Company profit sharing contribution, a Plan member must have been an active employee on December 31 of the respective year and have completed at least one year of service. Profit sharing contributions of $4,970,721 and $0 were made in 2002 and 2001, respectively. Profit sharing contributions are recorded by the Plan in the year such contributions are earned, and are credited to the accounts of eligible members during the early part of the following year. Eligible pay for profit sharing purposes continues to be annualized base pay on September 1st in the year for which the contribution is being made.

All Company matching contributions for plan participants are invested in the Cytec Stock Fund, which invests in Cytec Industries Inc. common stock. Profit sharing contributions are invested in the Interest Income Fund, unless specified differently by the member.

Members who are at least age 58, can reallocate Company matching contributions invested in the Cytec Stock Fund at a cumulative rate of 20% per year to any other investment option offered under the Plan. Additionally, members who are at least age 62 and have five years of service, may reallocate up to 100% of Company matching contributions invested in the Cytec Stock Fund. Beginning January 1, 2001, the aforementioned age requirements were changed to at least 55 and 60, respectively.

(d) VESTING
    -------

All units representing employee contributions and earnings or losses thereon are fully vested at all times. Beginning January 1, 2001, the Company match and profit sharing contributions vest immediately for all employees.

(e) WITHDRAWALS
    -----------

During employment, a member may make withdrawals in cash (or common stock of the Company in the case of withdrawals from the Cytec Stock Fund) of amounts applicable to employee and vested employer contributions and earnings or losses thereon, subject to certain restrictions. Vested employer contributions may not be withdrawn earlier than 24 months after being contributed. Withdrawals of employee before-tax contributions preclude the member from making contributions to the Plan or from receiving further normal employer contributions under the Plan for various periods of time, as defined in the Plan, unless the participant has attained age 59 1/1/2. Beginning January 1, 2001, employer matching contributions earned on or after January 1, 2001 are no longer eligible to be withdrawn unless the member has attained age 59 1/2.

(f) BENEFIT PAYMENTS
    ----------------

Upon termination of employment, a member's vested values under the Plan may be distributed in any one of four ways: lump-sum distribution, single life annuity, joint and survivor annuity, or monthly payments up to 360 months (subject to limits imposed by the Internal Revenue Code). Upon the death of an active member, such member's vested value under the Plan can be distributed in any one of three ways: lump sum distribution, single life annuity, or monthly payments up to 360 months. Annuity payments and monthly payments commence as soon as practicable following a request from the participant.

Minimum distributions are required to begin by April 1 of the calendar year following the later of:

o    The calendar year in which the participant attains 70 1/2 years of age; or

o The calendar year in which the participant retires from service with the Company.

(g) LOAN PROVISIONS
    ---------------

Eligible participants may borrow up to fifty percent of the value of employee account balances, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a "principal residence" must be repaid in one to fifteen years, at the member's option. Loans for all other purposes must be repaid in one to five years, at the member's option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent. In 2002, the applicable loan rates ranged from 5.25% to 10.50% and in 2001, the applicable loan rates ranged from 6% to 10.50%. No more than one loan from the Plan to a participant shall be permitted at any time. All principal and interest payments made by the employee are credited back to the employee's account.

(3) FUND MANAGEMENT
    ---------------

    Under the terms of a trust agreement dated January 1, 1994, the Plan assets are held and managed by the Vanguard Fiduciary Trust Company (the "Trustee"), which has full discretionary power over investments in the Funds subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of the Employee Retirement Income Security Act of 1974, (as amended). All transactions qualify as party-in-interest transactions. Fees for the administrative expenses are borne by the Company, and were not significant for the years ended December 31, 2002 and 2001.

    The Plan Administrator, who is an officer of the Company and the Named Fiduciary, has full authority to control and manage the operation and administration of the Plan.

(4) PARTICIPANT AND NON-PARTICIPANT DIRECTED FUNDS
    ----------------------------------------------

    All funds are participant directed with the exception of Cytec matching contributions which are solely invested in, and remain in, the Cytec Stock Fund; provided, however, those participants who are at least age 55 may elect an investment change with regards to the matching contributions, subject to certain restrictions (see Note 2c). Additionally, profit sharing contributions are also directed by the participants. If no fund is specified, the profit sharing contributions are invested in the Interest Income Fund and can be redirected to another fund at the discretion of the participant.

    Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                     December 31,
                                                                     ------------
                                                               2002                2001
                                                               ----                ----
      Cytec Stock Fund                                      $32,855,154        $29,896,210


                                                                     Year Ended
                                                                     December 31,
                                                                     ------------
                                                               2002                2001
                                                               ----                ----
      Balance at Beginning of Year                          $29,896,210        $40,510,452
      Changes in Net Assets Available for Benefits:
          Contributions                                       5,717,204          5,737,689
          Net Appreciation (Depreciation)                       456,958        (13,391,269)
      Benefits Paid to Participants                          (2,370,728)        (2,597,564)
          Transfer to Participant Directed Investments         (935,348)          (347,773)
          Miscellaneous                                          90,858            (15,325)
                                                            -----------        -----------
      Balance at End of Year                                $32,855,154        $29,896,210
                                                            ===========        ===========

(5) DISTRIBUTIONS AND FORFEITURES
    -----------------------------

    Forfeitures of non-vested employer contributions are used to reduce employer contributions. Forfeitures amounted to $2,481 and $172,526 in 2002 and 2001, respectively.

(6) PLAN EXPENSES
    -------------

    Administrative expenses of the Plan are currently paid by the Company. However, the Company has the right to charge future expenses to the Trust. Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Investment expenses related to the investment contracts in the interest income fund are deducted from the assets in the fund.

(7) PLAN TERMINATION
    ----------------

    The Plan has no termination date and it is the Company's current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time. Upon termination of the Plan or upon complete discontinuance of employer contributions, all of the units in member accounts that are attributable to employer contributions or net income thereon would become immediately vested.

(8) TAX STATUS OF THE PLAN
    ----------------------

    The Internal Revenue Service issued a determination letter on June 1, 1998 which stated that the Plan and its underlying Trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, are exempt from federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. The Plan has since been amended. However, in the opinion of the Plan Administrator, the Plan and its underlying Trust have operated in accordance with applicable law and remain qualified under the provisions of the Internal Revenue Code.

(9) FAIR VALUE OF FINANCIAL INSTRUMENTS
    -----------------------------------

    The fair value of financial instruments represents the estimated amounts at which the asset or liability could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. These estimates are subjective in nature and involve uncertainties and matters of judgment; therefore, they cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates may have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of individual mutual fund objectives, stock markets, interest rates, economic conditions and world affairs.

The estimated fair market value of the investment funds are determined by use of market prices determined by the Plan Trustee. The carrying amount of the Interest Income Fund is considered to approximate fair value.

The fair value of the Plan's participant and non-participant directed funds at December 31, 2002 and 2001 were as follows:

                                                                             2002             2001
                                                                         ------------    ------------
    Cytec Stock Fund                                                    $  81,950,844    $ 82,759,614
    Interest Income Fund                                                  102,658,843      94,605,004
    Vanguard Balanced Index Fund                                           23,032,013      28,832,895
    VMMR Prime Portfolio Fund                                                  12,773           7,767
    Vanguard Index Trust 500 Portfolio                                     49,705,716      65,564,202
    Vanguard International Growth Portfolio                                 4,484,305       5,630,414
    Vanguard LIFEStrategy Portfolios' Growth Portfolio                      8,793,130       9,881,879
    Vanguard LIFEStrategy Portfolios' Conservative Growth Portfolio         4,406,327       4,641,538
    Vanguard Explorer Fund                                                 10,567,610      14,264,071
    Vanguard PRIMECAP Fund                                                  2,781,455       2,655,801
    Vanguard Total Bond Market Index Fund                                   4,618,539       3,799,875
                                                                         ------------    ------------
                                                                         $293,011,555    $312,643,060
                                                                         ============    ============

The loans to participants and receivable balances as recorded in the 2002 and 2001 Statement of Net Assets Available for Benefits approximate the fair values.

The Interest Income Fund is intended to provide fixed income with minimal risk. Contributions to the Interest Income Fund are invested primarily in contracts with insurance companies and other financial institutions guaranteeing an annual effective interest rate for specified periods. Investments in these contracts are included in the financial statements at fair value, as reported to the Trustee by the financial institutions. The financial institutions guarantee the interest rate for the life of the contracts. The Interest Income Fund's investment return was 5.82% and 6.09% for 2002 and 2001, respectively. The amounts remitted to the financial institutions for contracts become the assets of those companies, which, in turn, assume an obligation to fulfill the contract terms. The ultimate ability to repay principal and interest is dependent upon the financial stability of the financial institutions.

Investments in the Interest Income Fund at December 31, 2002 and 2001 were:


                                                                              2002           2001
                                                                              ----           ----
    AIG Financial                                                        $ 10,146,917    $ 9,537,546
    American International Life Assurance                                   3,649,048      3,649,049
    CDC Capital                                                             2,500,703      5,820,294
    John Hancock Mutual                                                     2,680,499      4,168,608
    Life of Virginia                                                        2,923,015      4,151,802
    Massachusetts Mutual Life Insurance                                     6,310,495      6,273,724
    Metropolitan Life Insurance                                                    --        736,978
    NatWest Markets                                                         3,718,960      4,673,898
    New York Life Insurance                                                 6,000,045      5,557,805
    Rabobank                                                                5,560,134      9,321,273
    State Street Bank                                                       8,698,279     11,149,631
    UBS Warburg                                                            17,825,870     16,803,867
    Vanguard Federal Money Market                                           3,161,901      4,190,626
    Vanguard Retirement Savings Trust                                      29,482,977      8,569,903
                                                                         ------------    -----------
                                                                         $102,658,843    $94,605,004
                                                                         ============    ===========

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), depreciated in value by $24,944,737 and $54,891,193 respectively, as follows:

                                                                             2002            2001
                                                                             ----            ----
    Cytec Stock Fund                                                     $  1,720,598   ($39,540,908)
    Interest Income Fund                                                           (8)            (7)
    Vanguard Balanced Index Fund                                           (3,397,815)    (1,990,395)
    Vanguard Index Trust 500 Portfolio                                    (15,528,159)    (9,984,881)
    Vanguard International Growth Portfolio                                (1,076,040)    (1,493,980)
    Vanguard LIFEStrategy Portfolios' Growth Portfolio                     (1,832,198)    (1,161,348)
    Vanguard LIFEStrategy Portfolios' Conservative Growth Portfolio          (427,177)      (215,479)
    Vanguard Explorer Fund                                                 (3,661,804)      (177,157)
    Vanguard PRIMECAP Fund                                                   (830,294)      (328,388)
    Vanguard Total Bond Market Index Fund                                      88,160          1,350
                                                                         ------------   ------------
                                                                         ($24,944,737)  ($54,891,193)
                                                                         ============   ============

(10) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - ANNUAL REPORT/RETURN
     --------------------------------------------------------------------------
     OF EMPLOYEE BENEFIT PLAN
     ------------------------

     For financial statement purposes, the Plan does not record a liability for benefits payable to participants of the Plan. The following reconciles the Financial Statement to Form 5500, as of and for the years ended December 31, 2002, and 2001.

                                                                              Years Ended December 31,
                                                                              ------------------------

                                                                             2002                  2001
                                                                             ----                  ----
          Net Assets Available for Plan Benefits, as
               Reported in Financial Statements                          $304,132,161          $318,875,992
          Less: Due to Participants                                        (2,367,565)                    -
                                                                         ------------          ------------
                                                                         $301,764,596          $318,875,992
                                                                         ============          ============

          Distributions Paid to Participants, as Reported
                in Financial Statements                                  $ 24,139,349          $ 32,697,659
          Less: Due to Participants, Beginning of the Year                          -                     -
          Add: Due to Participants, End of Year                             2,367,565                     -
          Distributions Paid to Participants As Reported in
                                                                         ------------          ------------
               Form 5500                                                 $ 26,506,914          $ 32,697,659
                                                                         ============          ============

(11) COMMITMENTS AND CONTINGENCIES
     -----------------------------

     The Plan is subject to claims and suits in the ordinary course of business. Management believes that the ultimate resolution of all such proceedings will not have a material adverse effect on the Plan.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                             Schedule H, Line 4 (i)
                 Schedule of Assets Held for Investment Purposes
                             As of December 31, 2002


Description                                                          Fair Value
-----------                                                          ----------
Vanguard Index Trust 500 Portfolio*                                 $ 49,705,716
Vanguard Balanced Index Fund*                                         23,032,013
Vanguard Explorer Fund*                                               10,567,610
Vanguard International Growth Portfolio*                               4,484,305
Vanguard LifeStrategy Portfolios' Conservative Growth Portfolio*       4,406,327
Vanguard LifeStrategy Portfolios' Growth Portfolio*                    8,793,130
Vanguard Prime Money Market*                                              12,773
Vanguard PRIMECAP Fund*                                                2,781,455
Vanguard Total Bond Market Index Fund*                                 4,618,539
Cytec Stock Fund*                                                     81,950,844
Loan Fund**                                                            4,573,196
Interest Income Fund*                                                102,658,843
                                                                    ------------
                                                                    $297,584,751
                                                                    ============


* Party-in-interest

** Loan rates ranged from 5.25% to 5.75%


                                     CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                               Schedule H, Line 4 (j) Schedule of 5% Reportable Transactions
                                           For the Year Ended December 31, 2002

   IDENTITY OF                DESCRIPTION             PURCHASE             SELLING              COST OF           NET GAIN
 PARTY INVOLVED                OF ASSETS                PRICE               PRICE               ASSETS            OR (LOSS)
 --------------                ---------                -----               -----               ------            ---------
The Vanguard Group         Cytec Stock Fund            21,049,356                N/A                  N/A             N/A

The Vanguard Group         Cytec Stock Fund                   N/A         23,577,213           20,691,565       2,885,648

The Vanguard Group         Vanguard 500 Index          10,999,476                N/A                  N/A             N/A

The Vanguard Group         Vanguard 500 Index                 N/A         11,329,802           12,107,206       (777,404)

The Vanguard Group         Interest Income Fund        32,497,782                N/A                  N/A             N/A

The Vanguard Group         Interest Income Fund               N/A         24,440,190           24,446,947         (6,757)







                                                               16

EXHIBIT:

     23.1 Consent of Grant Thornton LLP



                                    SIGNATURE
                                    ---------

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Cytec Employees' Savings and
                                          Profit Sharing Plan



                                          By: /s/ Joseph E. Marosits
                                              -----------------------------
                                              Joseph E. Marosits
                                              Plan Administrator


June 27, 2003

                                  EXHIBIT INDEX
                                  -------------


23.1     Consent of Grant Thornton LLP





















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